September 19, 2014

VIA EDGAR

Laura Veator, Staff Accountant

Ivan Griswold, Staff Attorney

Barbara C. Jacobs, Assistant Director
Stephen Krikorian, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                   Ctrip.com International, Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed on March 28, 2014 (the “2013 Form 20-F”)

File No. 001-33853

Dear Ms. Veator, Mr. Griswold, Ms. Jacobs and Mr. Krikorian:

This letter sets forth the response of Ctrip.com International, Ltd. (the “Company”) to the comment contained in the letter dated September 5, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 Form 20-F.  The comments are repeated below in bold and followed by the responses thereto.

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Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Major Factors Affecting Our Results of Operations, page 35

1.                                      During your recent earnings calls, you reference a “mobile transaction value” measure. Corresponding quarterly and peak daily values, and a breakdown of these values for accommodation reservations and ticketing were also provided. With a view towards future disclosure, please tell us what consideration you gave to including the transaction value for each of the platforms over which your products and services are sold, and providing a discussion regarding the significance of the mobile transaction value measure to the management of your business. Also, tell us whether you utilize any other metrics in the management of your business, and what consideration you gave to disclosing these metrics.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that, different platforms, such as mobile, websites or customer service centers, are channels through which the Company’s customers can get access to and purchase its product and service offerings.  The management does not view the transaction values derived from such channels, when viewed separately, a significant driver to the Company’s revenues. As discussed in the Company’s annual reports on Form 20-F, the management considers growth in the combined transaction volumes from all platforms when evaluating the Company’s business.  The Company believes that its online platforms, including the websites and mobile platforms, acting together, complement its customer service centers, in reaching out to its users and customers. The Company respectfully advises the Staff that it has considered the inter-relationship across its different platforms and provided the following disclosure in its 2013 Form 20-F to demonstrate the growth trends of transaction volumes and the Company believes this disclosure contains the information material and adequate for investors’ understanding of the Company’s online and offline platforms.

Our customers can reach us for their travel-related needs through either our mobile platform, our multi-lingual websites or our customer service centers. In 2013, transactions executed through our websites and mobile platform combined accounted for more than 60% of our total transactions, compared with 50% in 2012.

The Company also respectfully advises the Staff that during the recent earnings calls, it supplementally disclosed the “mobile transaction value” metrics to demonstrate the Company’s recent research and development efforts and capabilities on developing its mobile platform.  However, as the mobile market evolves rapidly and the Company’s mobile platform further develops, the Company may look at different key metrics to assess and manage its mobile platform, and cease using any specific metric used currently. To the extent that the Company, when evaluating its annual operations, believes new operating metrics used continuously (other than those already disclosed in the 2013 Form 20-F) become material, it undertakes to include them in its future filings of annual reports on Form 20-F.

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The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at (86 21) 3406-4880.  Thank you.

Very truly yours,

/s/ Cindy Xiaofan Wang
Cindy Xiaofan Wang
Chief Financial Officer

cc: James Jian Zhang Liang, Chairman of the Board of Directors and Chief Executive Officer
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom
Min Xiao, PricewaterhouseCoopers Zhong Tian CPAs Limited Company